ULTIMUS MANAGERS TRUST
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

<u>FILED VIA EDGAR</u>

June 10, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Ultimus Managers Trust
File No. 811-22680

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find enclosed, on behalf of Ultimus Managers Trust (the "Trust"), Revise Item 2. Endorsement to the Fidelity Bond which was filed with the Securities and Exchange Commission ("Commission") on August 14, 2012. The sole purpose of this amendment was to increase the limit of liability of the Fidelity bond to $400,000 effective June 6, 2013.

There are no other changes to the Fidelity Bond, or related materials, as filed with the Commission on August 14, 2012.

If you have any questions about this filing, please contact the undersigned at (513) 587-3451.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary

FEDERAL INSURANCE COMPANY

Endorsement No. 6

Bond Number: 82209609

NAME OF ASSURED: ULTIMUS MANAGERS TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.**

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 400,000	$ 0
2. On Premises	$ 400,000	$ 10,000
3. In Transit	$ 400,000	$ 10,000
4. Forgery or Alteration	$ 400,000	$ 10,000
5. Extended Forgery	$ 400,000	$ 10,000
6. Counterfeit Money	$ 400,000	$ 10,000
7. Threats to Person	$ 400,000	$ 10,000
8. Computer System	$ 400,000	$ 10,000
9. Voice Initiated Funds Transfer Instruction	$ 400,000	$ 10,000
10. Uncollectible Items of Deposit	$ 400,000	$ 10,000
11. Audit Expense	$ 400,000	$ 10,000

This Endorsement applies to loss discovered after 12:01 a.m. on May 31, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 6, 2013

By _____
Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98)